Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

February 14, 2020

Catherine Whiting, Esq.

Keith O’Connell, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Listed Funds Trust
File Nos. 333-180871 and 811-22700

Dear Ms. Whiting and Mr. O’Connell:

This letter responds to comments relating to Post-Effective Amendment No. 148 (“PEA No. 148”) to the registration statement on Form N-1A of Exchange Listed Funds Trust (“Registrant”). PEA No. 148 was filed on September 13, 2019 for the purpose of registering shares of the QRAFT AI-Enhanced U.S. High Dividend ETF (the “Fund”). For ease of reference, set forth below are your comments followed by Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 148.

1.	Comment. Please complete the fee table and expense example.

Response. Registrant represents that the fee table and expense example have been completed.

2.	Comment. With respect to the reference to “U.S.” in the Fund’s name, the strategy refers to U.S. listed, which includes ADRs and GDRs, and means that the companies’ securities are not necessarily principally traded in the U.S. If the securities are not principally traded in the U.S., then please let us know why it is appropriate to include them in the 80% policy relating to U.S.

Response. Registrant represents that the Fund will not invest in ADRs and GDRs and that all references to such securities have been deleted.

3.	Comment. With respect to the reference to “dividend” in the Fund’s name, it is not clear in the disclosure that dividend paying securities are included in the 80% policy. If the term is to remain in the name, then 80% of the Fund’s net assets should include dividend paying securities.

Response. Registrant represents that the disclosure has been revised to clarify that dividend paying securities are included in the 80% policy.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

February 14, 2020

4.	Comment. In the first paragraph of the principal investment strategies section, it states that Qraft is a South Korea-based provider. Please consider whether that should be expanded to other geographic regions (for example, the U.S. in light of the existing Qraft funds that are series of Registrant).

Response. Registrant represents that Qraft was founded in South Korea and, while it has opened a second office in Canada, South Korea remains its principal business location. Therefore, Registrant has determined not to revise the language at this time.

5.	Comment. With respect to the principal investment strategies, is there a screening procedure to prevent concentration in an industry or group of industries when choosing companies for the portfolio? If so, please disclose it. If not, the staff notes that the Fund may run afoul of its fundamental policy not to concentrate.

Response. Registrant represents that while there is no screening procedure built into AQUA, the Fund’s portfolio compliance systems screen for concentration in an industry or group of industries; therefore, the Fund should not run afoul of its fundamental policy not to concentrate.

6.	Comment. In the last paragraph of the principal investment strategies section, please complete the missing information regarding sector focus.

Response. Registrant represents that all missing information has been completed.

7.	Comment. Please consider reordering the list of principal risks in order of importance to the Fund’s net asset value, yield, and total return rather than listing all the principal risks in alphabetical order (see ADI 2019-08).

Response. Registrant notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. Registrant also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, Registrant respectfully declines to reorder the principal risks at this time, but may consider doing so in future filings.

8.	Comment. With respect to the depository receipt risk in the principal risks section, the risk is disclosed in relation to foreign securities risk generally. Does foreign securities risk need to be added to make the reference clear?

Response. Registrant represents that the Fund will not invest in ADRs and GDRs and that all references to such securities have been deleted.

9.	Comment. With respect to the depository receipt risk in the Item 9 principal risks section, please consider adding information that distinguishes between sponsored or unsponsored depository receipts (i.e., less information may be available about unsponsored ADRs and GDRs).

Response. Registrant represents that the Fund will not invest in ADRs and GDRs and that all references to such securities have been deleted.

February 14, 2020

10.	Comment. Under “Fund Management”, please complete the missing advisory fee information.

Response. Registrant represents that the advisory fee information has been completed.

11.	Comment. The staff notes that there is an agreement between the Fund’s investment adviser and Qraft as fund sponsor and that Qraft has agreed to cover the Fund’s expenses. Please file any related agreements as exhibits to the registration statement. Relatedly, has Qraft consented to be listed as the fund sponsor in the prospectus? If such consent is included in an agreement, that agreement should be filed as an exhibit to the registration statement.

Response. Registrant has determined not to include the agreement as an exhibit to the Funds’ registration statement because Registrant is not a party to the agreement and the agreement is not a contract required to be included by Form N-1A. The agreement describes a typical business arrangement between the Fund’s investment adviser and a third party (in this case, Qraft Technologies, Inc.), whereby the third party agrees to assume the economic burden of the Fund. Qraft has consented to be listed as the fund sponsor in the prospectus, but such consent is not included in a written agreement with Registrant.

12.	Comment. The staff notes that Qraft is entitled to receive a fee from the Fund’s investment adviser. Please consider disclosing the percentage fee that Qraft is entitled to receive.

Response. Registrant respectfully declines to disclose the percentage fee that Qraft is entitled to receive.

*****

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum